Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

For the Three Months Ended March 31, 2017
(Dollars in thousands)
Income before unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interest	$149,617
Interest expense
Senior notes payable and other debt	108,804
Distributions from unconsolidated entities	2,380
Earnings	$260,801
Interest
Senior notes payable and other debt expense	$108,804
Interest capitalized	631
Fixed charges	$109,435

Ratio of Earnings to Fixed Charges	2.38